Exhibit 99.5
Consent Independent Registered Public Accounting firm

KPMG llp	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal, Québec H3A 0A3
Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use of our report dated February 9, 2007 (except as to note 23, which is as of February 15, 2007) on the consolidated balance sheets of Neurochem Inc. (the “Corporation”) as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, 2005 and 2004, and for the period from inception (June 17, 1993) to December 31, 2006, which report appears in this annual report on Form 40-F of the Corporation.
We also consent to the incorporation by reference in the registration statement on Form F-10 (Reg. No. 333-140039) of Neurochem Inc. of our audit report dated February 9, 2007 (except as to note 23, which is as of February 15, 2007), with respect to the consolidated balance sheets of Neurochem Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, 2005 and 2004, and for the period from inception (June 17, 1993) to December 31, 2006, and our audit report dated February 9, 2007 on the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Corporation’s consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, and the period from inception (June 17, 1993) to December 31, 2006, which report appears in this annual report on Form 40-F of the Corporation.

Chartered Accountants

Montréal, Canada
March 13, 2007

KPMG llp, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.